Exhibit 99.8

Consent of independent registered public accounting firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of Western Copper and Gold Corporation of our report dated March 26, 2021, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F10/A (No. 333-241689) of Western Copper and Gold Corporation of our report dated March 26, 2021 referred to above. We also consent to reference to us under the heading "Interests of Experts," which appears in the Annual Information Form incorporated by reference in this Annual Report on Form 4o-F.

signed “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia, Canada
March 26, 2021